(Translation)
                                                                November 5, 2009
To Whom It May Concern:

                               Company Name: TOYOTA MOTOR CORPORATION
                               Name and Title of Representative:
                                          Akio Toyoda, President
                               (Code Number: 7203
                                          Securities exchanges throughout Japan)
                               Name and Title of Contact Person:
                                          Takuo Sasaki, Managing officer
                               (Telephone Number: 0565-28-2121)


   Notice Concerning Distribution of Interim Dividends from Surplus
   ----------------------------------------------------------------

At a meeting held on November 5, 2009, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to distribute dividends from surplus, with record date dated September 30, 2009. In relation to the above, we hereby inform you of the following:


1. Details of dividends

  --------------- -------------------- -------------------- --------------------
                        Interim             Most recent           Interim
                      dividend for           dividend           dividend for
                        FY 2010              forecast             FY 2009
  --------------- -------------------- -------------------- --------------------
                      September 30,        September 30,        September 30,
  Record Date             2009                 2009                 2008
  --------------- -------------------- -------------------- --------------------
  Dividend
  per share             20.00 yen          Not reported           65.00 yen
  --------------- -------------------- -------------------- --------------------
  Total amount           62,720                                   203,795
  of dividends         million yen               -              million yen
  --------------- -------------------- -------------------- --------------------
  Effective            November 26,                              November 26,
  date                    2009                   -                  2008
  --------------- -------------------- -------------------- --------------------
  Source of             Retained                                  Retained
  dividends             earnings                 -                earnings
  --------------- -------------------- -------------------- --------------------

2.  Reason for the dividend amount

    TMC deems the benefit of its shareholders as one of its priority management policies and will strive to continuously pay dividends, while giving due consideration to factors such as business results for each term, investment plans and the status of liquid funds.

    The business environment in the first half of this fiscal year was severe in general, due to weak world economy and yen appreciation since the last fall. It is difficult to maintain the level of interim dividends paid in FY2009. Therefore, TMC has decided to pay an interim dividend of 20 yen per share.

    TMC pays dividends twice a year, an interim dividend and a year-end dividend.

 [Reference]
    Details of Dividends through the fiscal year

  ------------------ -----------------------------------------------------------
                                       Dividend per share (yen)
  ------------------ ------------------- ------------------- -------------------
                                                End of
  Record date             First half         fiscal year            Total
  ------------------ ------------------- ------------------- -------------------
  Interim Dividends
  for FY 2010                20.00                -                   -
  ------------------ ------------------- ------------------- -------------------
  Interim Dividends
  for FY 2009                65.00               35.00              100.00
  ------------------ ------------------- ------------------- -------------------